Xylem Inc. 301 Water Street SE Washington, DC 20003

July 24, 2024

Via EDGAR (filed as Correspondence)

Megan Akst, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Xylem Inc.
Form 10-K for the Year Ended December 31, 2023
Filed February 28, 2024

Dear Ms. Akst and Ms. Collins:

We are in receipt of the comments provided by the staff of the Securities and Exchange Commission (the "Staff") by letter dated July 23, 2024 regarding the above-referenced filing of Xylem Inc. ("Xylem," the "Company," "our," or "we"). This letter confirms our conversation with Ms. Collins on July 24, 2024, in which the Company requested and the Staff consented to an extension for the Company to respond to the Staff’s comment letter until on or about August 20, 2024.

We appreciate the Staff’s cooperation in this matter.

If you have any questions or comments, please feel free to contact William Grogan at william.grogan@xylem.com or me at geri.mcshane@xylem.com or by phone at (914) 323-5700.

Sincerely,

/s/ Geri-Michelle McShane
Vice President, Controller and Chief Accounting Officer

cc: William K. Grogan, Senior Vice President and Chief Financial Officer, Xylem Inc.
Dorothy G. Capers, Senior Vice President, General Counsel, Xylem Inc.
Jim Fahey, Engagement Partner, Deloitte & Touche LLP